UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

OXIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

691829402

(CUSIP Number)

Anshuman Dube

Theorem Group, LLC

315 S. Beverly Drive, Suite 502

Beverly Hills, California 90212

(310) 500,2155

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691829402
1. Names of Reporting Persons.
Theorem Group, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	2,096,480(1)(2)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	2,096,480(1)(2)
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person		2,096,480(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)		9.9%(2)
14. Type of Reporting Person (See Instructions)

(1)	Theorem Group, LLC (“Theorem Group”) owns of record 2,096,480 shares of common stock, $0.01 par value per share, of the Issuer. Theorem Group also holds convertible promissory notes of the Issuer that are convertible into a total of 1,096,244 shares of Issuer common stock and owns of record 12,500 shares of Series H Convertible Preferred Stock (“Series H Preferred Stock”) of the Issuer, which shares are each convertible into 0.4 share of common stock of the Issuer, or a total of 5,000 shares of Issuer common stock. The number of shares of common stock issuable upon conversion of the Series H Preferred Stock and related information in this Amendment reflects a 1-for-250 reverse stock split purportedly effected by the Issuer in December 2015. The holders of Series H Preferred Stock are entitled to cast with respect to the election of directors of the Issuer and all other matters submitted to a vote of the stockholders of the Issuer the number of votes equal to the number of shares of common stock issuable upon conversion of such share multiplied by 100, or 40 votes per share of Series H Preferred Stock. Under the terms of the convertible promissory notes, Theorem Group is prohibited from converting the notes if, following such conversion, Theorem Group would own beneficially more than 4.99% of the outstanding shares of Issuer common stock. The shares of Series H Preferred Stock cannot be converted into shares of Issuer common stock if, following such conversion, Theorem Group would own more than 9.99% of the outstanding shares of Issuer common stock. As a result of these conversion limitations, the convertible promissory notes and Series H Preferred Stock held by Theorem Group are not convertible at present.
(2)	Based upon 20,997,004 outstanding shares of Issuer common stock. and assumes no conversion of any of the convertible promissory notes or the Series H Preferred Stock held by Theorem Group. Theorem Group and the Issuer have agreed that all of the convertible promissory notes and Series H Preferred Stock held by Theorem Group will be converted into shares of Issuer common stock upon and subject to the Issuer’s successful completion of a financing of at least $6 million as described in Item 4 of this Amendment.

CUSIP No. 691829402
1. Names of Reporting Persons.
Anshuman Dube
2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	2,096,480(1)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	2,096,480(1)
	10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person		2,096,480(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)		9.9%
14. Type of Reporting Person (See Instructions) IN

(1)	Represents shares beneficially owned by Theorem Group, of which Mr. Dube is the sole Managing Director and, as such, is deemed to beneficially own such shares.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2010, as amended by Amendment No. 1 filed with the Commission on March 29, 2011 (as so amended, the “Schedule 13D”) by Theorem Group, LLC, a California limited liability company (“Theorem Group”), and Anshuman Dube, the Managing Director of Theorem Group, with respect to the common stock, par value $0.001 per share of Oxis International, Inc., a Delaware corporation (the “Issuer”). Theorem Group and Mr. Dube are sometimes referred to collectively herein as the “Reporting Persons.”

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Restructuring Agreements

As previously reported by the Issuer, effective January 8, 2016, the Issuer entered in various agreements with its security holders to effect the recapitalization of the Issuer. As part of the recapitalization, Theorem Group entered into with the Issuer and other security holders of the Issuer a warrant exercise agreement under which Theorem Group exercised on January 8, 2016 on a “net” cashless exercise basis warrants to purchase capital stock of the Issuer and received a total of 2,096,480 shares of common stock of the Issuer.

Theorem Group also entered into with the Issuer and other security holders of the Issuer a note conversion agreement under which Theorem agrees to convert all of the convertible promissory notes of the Issuer held by Theorem Group into a total of 1,096,244 shares of Issuer common stock and a preferred stock exchange agreement under which Theorem Group agrees to exchange 12,500 shares of Series H Convertible Preferred Stock of the Issuer held by Theorem Group for 2,001,346 shares of common stock of the Issuer, in each case, upon and subject to the Issuer’s successful completion of a financing of not less than $6 million.

The preferred stock exchange agreement provides that, during the one-year period immediately following the closing (as defined in the preferred stock exchange agreement), Theorem Group may not sell any shares of common stock of the Issuer in excess of the following limitations: (a) on any one day, the number of shares of Issuer common stock equal to 10% of the Issuer’s trading volume for the immediately preceding trading day; and (b) in any 22 trading day period, the number of shares of the Issuer common stock equal to 10% of the Issuer’s trading volume for such 22 trading day period.

The warrant exercise agreement, the note conversion agreement and the preferred stock exchange agreement are set forth as Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on January 8, 2016 and are hereby incorporated herein by reference. The foregoing descriptions are qualified in their entirety by the text of the warrant exercise agreement, the note conversion agreement and preferred stock exchange agreement, respectively.

Except as described in this Item 4, the Reporting Persons have no plan or arrangement with respect to the matters called for in Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The warrant exercise agreement, the note conversion agreement and the preferred stock exchange agreement are hereby incorporated herein by reference to Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on January 8, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2016	THEOREM GROUP, LLC

By: /s/ ANSHUMAN DUBE
Anshuman Dube, Managing Director

Dated: January 26, 2016	/s/ ANSHUMAN DUBE
Anshuman Dube